UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS CONISTON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,155 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 638,155 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,155 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON CO

(1) Comprised of 638,155 shares of common stock of Capricor Therapeutics, Inc. (“Common Stock”) held in the name of Coniston Corporation.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS LOUIS MANZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,178,342 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,178,342 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,342 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of (a) 128,384 shares of Common Stock held directly by Louis Manzo, (b) 411,803 shares of Common Stock issuable upon exercise of options held by Louis Manzo that are exercisable within 60 days of March 18, 2016, and (c) 638,155 shares of Common Stock beneficially owned by Coniston Corporation. Certain shares issuable upon the exercise of stock options issued to Louis Manzo are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 18, 2016, Louis Manzo has not indicated his intent to exercise early. If Louis Manzo elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Louis Manzo’s service to Capricor Therapeutics, Inc. terminates prior to vesting. The equity securities of Coniston Corporation are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo of which Louis Manzo is not the trustee. Louis Manzo has sole voting power over Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation.

(2) Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares of Common Stock subject to options held by Louis Manzo that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Manzo.

All information in this Amendment No. 3 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 3 to Schedule 13D is being filed by Coniston Corporation and Louis Manzo (collectively, the “Reporting Persons”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Coniston Corporation and Louis Manzo with the Securities and Exchange Commission (the “SEC”) on December 3, 2013, as amended by (a) that certain Amendment No. 1 to Schedule 13D, filed jointly by the Reporting Persons with the SEC on January 26, 2015, and (b) that certain Amendment No. 2 to Schedule 13D, filed jointly by the Reporting Persons with the SEC on March 13, 2015 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 3:

Pursuant to the terms of a Subscription Agreement, dated as of March 14, 2016, by and among the Issuer and certain investors identified therein (the “Subscription Agreement”), Louis Manzo purchased (i) an additional 100,000 shares of Common Stock at a purchase price of $2.40 per share, and (ii) a warrant to purchase 50,000 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant, for an aggregate purchase price of approximately $246,250, using the personal funds of Louis Manzo. The warrant purchased by Louis Manzo pursuant to the Subscription Agreement will initially be exercisable on the date that is six months and one day from the date of issuance.

Item 4.	Purpose of Transaction

The last paragraph in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety with the following language:

Subscription Agreement

On March 14, 2016, Louis Manzo, among other investors (collectively, the “Investors”), entered into the Subscription Agreement with the Issuer, pursuant to which, on March 16, 2016, the Issuer issued and sold to Louis Manzo, and Louis Manzo purchased from the Issuer, 100,000 shares of Common Stock at a purchase price of $2.40 per share, which such shares were issued pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-207149), which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015 and declared effective by the SEC on October 26, 2015. Also pursuant to the Subscription Agreement, on March 16, 2016, the Issuer issued and sold to Louis Manzo, and Louis Manzo purchased from the Issuer, in a concurrent private placement, a warrant to purchase up to 50,000 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant. Such warrant has an exercise price of $4.50 per share, will initially be exercisable on the date that is six months and one day from the date of issuance, and will expire on the date that is three years from the date of issuance.

In connection with the entry into the Subscription Agreement, the Issuer entered into a Registration Rights Agreement with the Investors, including Louis Manzo, on March 14, 2016 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to (a) prepare and file with the SEC a registration statement to register for resale the shares of Common Stock issuable upon exercise of the warrants sold to the Investors within 90 calendar days following the closing of the offering, and (b) use its reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable.

The references to, and descriptions of, the Subscription Agreement, the Registration Rights Agreement and the warrants are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, the Registration Rights Agreement and the form of warrant, forms of which are referenced as Exhibit D, Exhibit E and Exhibit F, respectively, to this Amendment No. 3 to Schedule 13D, and which are incorporated herein by reference.

The Reporting Persons acquired the Common Stock and warrants of the Issuer for investment purposes. The options described above were acquired by Louis Manzo as compensation for services. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement, the Purchase Agreement, the Subscription Agreement or, in the case of Louis Manzo, the Option. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of March 18, 2016, Coniston beneficially owns 638,155 shares of Common Stock. Louis Manzo has sole voting power over Coniston and therefore may be deemed to be the beneficial owner of all shares of Common Stock beneficially owned by Coniston. In addition to having sole voting and dispositive power with respect to the 638,155 shares of Common Stock held by Coniston, Louis Manzo, as of March 18, 2016, beneficially owns (i) 128,384 shares of Common Stock directly, and (ii) 411,803 shares of Common Stock issuable upon exercise of options held by Louis Manzo that are exercisable within 60 days of March 18, 2016. Certain shares issuable upon the exercise of stock options issued to Louis Manzo are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 18, 2016, Louis Manzo has not indicated his intent to exercise early. If Louis Manzo elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Louis Manzo’s service to Capricor Therapeutics, Inc. terminates prior to vesting. All ownership percentages are calculated based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by the Issuer of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares of Common Stock subject to options held by Louis Manzo that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Manzo, but not of Coniston.

As a result of the foregoing, Coniston is deemed to beneficially own 638,155 shares of Common Stock, or 3.6% of the shares of Common Stock that are issued and outstanding. Additionally, Louis Manzo is deemed to beneficially own 1,178,342 shares of Common Stock, or 6.4% of the shares of Common Stock that are issued and outstanding.

(b)	Coniston has the sole power to vote and dispose or direct the disposition of the 638,155 Shares held by it. The equity securities of Coniston are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo of which Louis Manzo is not the trustee. Louis Manzo has sole voting power over Coniston and, therefore, with respect to all of the shares of Common Stock that are held by Coniston, Louis Manzo has the sole power to vote and dispose or direct the disposition of such shares. Additionally, Louis Manzo is deemed to have sole voting and dispositive power with respect to the (i) 128,384 shares of Common Stock owned by him directly, and (ii) 411,803 shares of Common Stock issuable upon exercise of options held by Louis Manzo that are exercisable within 60 days of March 18, 2016.

(c)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 3 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

Other than as described in the Initial Schedule 13D, as amended by this Amendment No. 3 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit D	Subscription Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit E	Registration Rights Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit F	Form of Warrant, issued by Capricor Therapeutics, Inc. to the Investors on March 16, 2016 (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2016

Coniston Corporation

By:	Louis Manzo
Its:	President

By:	/s/ Louis Manzo
Louis Manzo, President

By:	/s/ Louis Manzo
Louis Manzo